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                              December 27, 2023

       Chung-Yi Sun
       Chairman and Chief Executive Officer
       Cetus Capital Acquisition Corp.
       Floor 3, No. 6, Lane 99
       Zhengda Second Street, Wenshan District
       Taipei, Taiwan, R.O.C. 11602

                                                        Re: Cetus Capital
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 21,
2023
                                                            File No. 001-41609

       Dear Chung-Yi Sun:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed December 21, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Chung-Yi Sun
Cetus Capital Acquisition Corp.
December 27, 2023
Page 2
      completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765
with any other questions.



                                                           Sincerely,
FirstName LastNameChung-Yi Sun
                                                           Division of
Corporation Finance
Comapany NameCetus Capital Acquisition Corp.
                                                           Office of Real
Estate & Construction
December 27, 2023 Page 2
cc:       Michael T. Campoli
FirstName LastName